INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

To the Board of Directors of
UMB Scout Balanced Fund, Inc.
    and
the Securities and Exchange Commission:

RE:  UMB Scout Balanced Fund, Inc.
     Form N-17f-2
     File Number 811-7323


    We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT BALANCED FUND, INC. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

    Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, with respect to securities of UMB SCOUT BALANCED FUND, INC., without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

    We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

    In our opinion, management's assertion that UMB SCOUT BALANCED FUND, INC. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

    This report is intended solely for the information and use of management of UMB SCOUT BALANCED FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                /s/ BKD, LLP


Kansas City, Missouri
August 8, 2003

                                     Washington, D.C. 20549

                                          FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------

1. Investment Company Act File Number:                                    Date examination completed:

   811-7323                                                               June 30, 2003
----------------------------------------------------------------------------------------------------
2. State Identification Number:
----------------------------------------------------------------------------------------------------

AL  *            AK  02 02189        AZ  13813        AR 95-M0973-01 CA  309-0435   CO  IC-96-11-035
----------------------------------------------------------------------------------------------------

CT  214190       DE  8679            DC  60012556     FL  *          GA  SC-1503    HI  *
----------------------------------------------------------------------------------------------------

ID  48840        IL  0252269         IN  95-0552-IC   IA  I-35040    KS 96S0001317  KY  M34790
----------------------------------------------------------------------------------------------------

LA  83613        ME  MFN207985       MD  SM19980020   MA  02027302   MI  935636     MN  R-38561.1
----------------------------------------------------------------------------------------------------

MS  MF-98-01-007 MO  1995-00972      MT  33980        NE  30114      NV  *          NH  *
----------------------------------------------------------------------------------------------------

NJ  MF-0645      NM  355326          NY  S 27 53 18   NC  *          ND  U 556      OH  37103
----------------------------------------------------------------------------------------------------

OK  SE-2066418   OR  2001-1462       PA  95-10-030MF  RI  *          SC  MF11224    SD  12178
----------------------------------------------------------------------------------------------------

TN  RM02-2096    TX  C 48752-001-07  UT  006-6364-13  VT  1/16/98-20 VA  117741     WA  60018053
----------------------------------------------------------------------------------------------------

WV  MF-24124     WI  341391-03       WY  20512        PUERTO RICO
----------------------------------------------------------------------------------------------------

Other (specify):
      *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, WorldWide Fund, WorldWide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout Balanced Fund, Inc.
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                ----------------------------------------------
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
           --------------------------------------------------------

    We, as members of management of UMB Scout Balanced Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2003 and from December 31, 2002 through June 30, 2003.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 and from December 31, 2002 through June 30, 2003, with respect to securities reflected in the investment account of the Company.



UMB SCOUT BALANCED FUND, INC.


By /s/ Larry Schmidt
   -------------------------------------
   Larry Schmidt, Senior Vice President